UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 28 February, 2007

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER 2006

 Lodged with the ASX under Listing Rule 4.2A
      This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited
Appendix 4D Specific Requirements
31 December 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET
$‘000

Revenues from ordinary activities	up	21.0%	to	10,488

Loss from ordinary activities after tax attributable
to members	up	61.0%	to	(10,557)

Loss from extraordinary items after tax attributable
to members	N/A	-	to	-

Net Loss for the period attributable to members	up	61.0%	to	(10,557)

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Directors’ Report
31 December 2006

Directors’ report for the half-year 31 December, 2006
Your directors submit their report for the half-year ended 31 December, 2006.

Directors
The names and qualifications of the directors that held office during the half-year and up to the date of this report, unless otherwise indicated, are as follows:-

Mr P A Johnston, Chairman and Non-Executive Director - Dip Eng (Production)
Mr C Naughton, Managing Director - BEc, LLB
Professor A J Husband, Executive Director - PhD, DSc, FASM
Professor P J Nestel AO, Non-Executive Director - MD, FTSE, FRACP, FAHA
Mr P B Simpson, Non-Executive Director - MPharm, PhC
Dr L C Read, Non-Executive Director - BAgSc (Hons), PhD, FTSE (resigned 30 January, 2007)
Mr G Leppinus, Non-Executive Director - BEc, FCA

Review of operations

Cash Resources
At the end of December 2006, the Company had $46.3 million in cash resources available to fund the drug development program and for ongoing business requirements.

In July, 2006, Novogen’s subsidiary, Marshall Edwards, Inc (“MEI”) received net proceeds of $US16.9 million following the private placement of 6,329,311 shares and 2,215,258 warrants.

MEI also announced that it had entered into a standby equity distribution agreement (SEDA), with Cornell Capital Partners, LP enabling it sell to Cornell shares of its common stock for a total purchase price of up to $US15 million. At the date of this report, MEI had not issued any shares of its common stock under the terms of the SEDA.

During the six months ended 31 December, 2006 the Company received $0.5 million from the exercise of options, issued under the staff option plan.

Net Loss
The net loss attributable to members, after allocating outside equity interests, increased by $4.0 million or 61% to $10.6 million in the six months ended 31 December, 2006 from a loss of $6.6 million in the previous corresponding period.

The net loss for the period after income tax for the consolidated group for the six months to 31 December, 2006 increased by $6.3 million to $13.6 million from $7.3 million for the same period last year. The increase in our net loss for the six months ended 31 December, 2006 was due to increased consumer product manufacturing costs associates with lower production volumes of consumer products, an increase in research and development expenses mostly associated with the Ovature clinical trial, increased administration expenses and increased selling and promotional expenses. These expenses were partially offset by increased revenue from royalty and licence fee income and Government grants,.

Revenue
The Company earned revenue for the six months ended 31 December 2006 of $10.5 million, an increase of $1.8 million from $8.7 million for the same period last year. The increase in revenue included an increase in royalties and licence fees of $1.3 million including milestone royalty payments due under a license agreement with Archer Daniels Midland Company (ADM) (licence transferred from “The Solae Company”) and amounts received from the licensed rights to Promensil and

Novogen Limited
Directors’ Report
31 December 2006

Trinovin brands in the U.S. to Natrol, Inc. Other revenues also increased by $0.6 million from the sale of red clover inventories which were excess to our production requirements and amounts received from Sante Naturelle for a licence and settlement of a patent infringement case relating to consumer products in Canada. Interest on cash balances increased by $0.2 million to $1.0 million for the six months ended 31 December, 2006 from $0.8 million for the six months ended 31 December, 2005.

Sales of consumer products decreased by $0.2 million to $6.2 million for the six months ended 31 December, 2006 from $6.4 million for the six months ended 31 December, 2005. Following the licence of Promensil and Trinovin brands in the U.S. to Natrol, Inc. we expect that in future profitability will be improved in the consumer products business segment.

Sales revenue in Australasia for the six months ended 31 December, 2006 were down $0.3 million to $2.1 million from $2.4 million for the same period last year due to de-stocking in the wholesaler supply channels. Sales revenue in North America was $2.5 million for the four months ending October 2006 (U.S. consumer products were licensed to Natrol Inc from the end of October 2006) down from $2.6 million for the six month period to December 31 last year. Sales revenue in Europe increased by $0.2 million to $1.6 million for the six months up from $1.4 million for the same period last year.

Other income
Other income increased by $1.4 million for the six months ended 31 December, 2006 due to Australian Government grant income from the Company’s participation in the Pharmaceutical Partnership Program (P3).

Expenses
Total expenses increased by $9.6 million to $25.5 million for the six months ended 31 December, 2006 from $15.9 million for the six months ended 31 December, 2005. Cost of Goods Sold increased by $1.8 million due to increased product manufacturing costs associates with lower consumer products production volumes. Selling and promotion expenses were $0.5 million higher than for the same period last year representing increased advertising and promotional expenditure predominantly in Canada and the U.K. markets. Research and development expenses increased by $3.0 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III Ovature clinical trial being conducted by MEI. Costs were also incurred in connection with production scale up activities of phenoxodiol and manufacture of clinical trial drug supplies. Research and development expenses also reflected an increase in costs associated with pre clinical development of glucoprime the Company’s Glucan based product being developed by Novogen’s subsidiary Glycotex, Inc. Administrative and other Expenses increased by $3.8 million (excluding net currency gains/losses). The increase in administration expenses included $2.1 million representing non-cash, share based payments incurred by MEI in establishing the SEDA with Cornell Capital Partners and a $1.4 million employee termination payment. The net loss was also unfavorably affected by currency movements of $0.5 million in the six months ended 31 December, 2006 versus the previous corresponding period.

Corporate Developments
On 11 July, 2006, MEI announced that it had entered into a securities purchase agreement with certain accredited investors providing for the placement of 6,329,311 shares of its common stock and warrants exercisable for 2,215,258 shares of its common stock at a purchase price of $US2.90 per unit. The warrants have an exercise price of $US4.35 per share, subject to certain adjustments. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or 11 July, 2010. MEI closed the private placement on 11 July, 2006.

On 11 July, 2006, MEI also announced that it had entered into a standby equity distribution agreement (SEDA), with Cornell Capital Partners, LP. Under the SEDA, MEI may issue and sell to Cornell shares of its common stock for a total purchase price of up to $US15 million, once a resale registration statement is in effect. MEI has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from MEI after MEI sends a notice that it intends to sell shares of common stock to Cornell. Each advance under the SEDA is limited to a maximum of $US1.5 million.

Novogen Limited
Directors’ Report
31 December 2006

In October 2006 the Company announced that it had licensed the U.S. rights to its Promensil and Trinovin brands to Natrol, Inc. Natrol, Inc will provide the brands critical mass and marketing expertise. The license also provides for possible future royalties upon achievement of certain sales volumes by Natrol, Inc.

Also in October 2006, MEI announced that it had appointed JP Morgan as its exclusive financial advisor to provide advice on the strategic alternatives for phenoxodiol which has now entered Phase III clinical testing. This appointment is in line with our strategy to seek strategic partners for the future commercial development of phenoxodiol.

In 2004 the Company was notified by the Therapeutic Goods Administration (TGA) that it was reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicines and the Company has submitted supporting data to the TGA. In the event of a determination by the TGA that the products are not correctly listed the Company will consider what further appropriate actions are available.

Clinical Trial Developments
Major advances were made during the six months ended 31 December, 2006 and up to the date of this report.

The Company announced in August 2006 that its investigational anti inflammatory compound NV-52 had entered its second human clinical study. NV-52 is being developed to target inflammatory bowel disease. The study seeks to extend the compound’s safety data as well testing the ability of the drug to change certain inflammatory markers in the serum.

In September 2006, MEI announced that a new study conducted at Purdue University in the United States had obtained results supporting that phenoxodiol specifically targets a protein on prostate cancer cells known as tNOX 75 alpha, a protein that appears to be selective for prostate cancer.

In November 2006, MEI announced that the first patient had been treated in the Phase III ovarian cancer trial. The trial is being conducted under arrangements approved by the U.S. Food and Drug Administration (FDA) known as a Special Protocol Assessment (SPA). This SPA allows for the interim analysis of the study results after 95 patients have progressed with their disease. The total number of patients to be treated in this study is 470, with half to be on a treatment regime of phenoxodiol and the chemotherapeutic drug carboplatin, and half on a placebo and carboplatin.

Intellectual Property Development
During the six months ended 31 December 2006, 7 patents were granted over the Company’s intellectual property.

These grants bring the total number of issued Company patents to 68.

In December 2006, the Company announced that it had recently obtained allowance in the United States for patent claims to pharmaceutical compositions of the anti-cancer drug candidate phenoxodiol. The U.S. Patent and Trademark Office has allowed for grant claims to pharmaceutical compositions and unit dose forms of various substituted isoflav-3-enes, (including phenoxodiol). When granted, this patent will significantly add to the Company’s intellectual property portfolio surrounding phenoxodiol.

Novogen Limited
Directors’ Report
31 December 2006

Dividends Paid or Recommended
The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2006.

Auditor's Independence Declaration
A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Rounding
The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ C Naughton

C Naughton
Managing Director
Sydney, 27 February, 2007

Novogen Limited
Auditor’s Independence Declaration
31 December 2006

Chartered Accountants & Advisers	Level 19, 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001 Tel. +61 2 9286 5555 Fax +61 2 9286 5599 Email: bdosyd@bdosyd.com.au www.bdo.com.au

DECLARATION OF INDEPENDENCE OF WAYNE BASFORD TO THE DIRECTORS OF NOVOGEN LIMITED

To the best of my knowledge and belief there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
•	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Wayne Basford

Wayne Basford
Partner

/s/ BDO

BDO
Chartered Accountants

Dated Sydney, this 27th day of February 2007

Novogen Limited
Condensed Income Statement
For the half-year ended 31 December 2006

	Notes	Consolidated
		2006	2005
		$'000	$'000
Revenue	2	10,488	8,670
Other Income	2	1,347	(33)
Expenses	2	(25,449)	(15,890)
Finance costs		-	(13)

Loss before income tax		(13,614)	(7,266)

Income tax expense		(1)	-

Loss after tax from continuing operations		(13,615)	(7,266)

Loss for the period		(13,615)	(7,266)

Loss attributable to minority equity interest		3,058	719

Loss attributable to members of Novogen Limted		(10,557)	(6,547)

Basic and Diluted Earnings per share (cents)		(10.8)	(6.7)

The above condensed income statement should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Balance Sheet
31 December 2006

	Consolidated
	December	June
	2006	2006
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	46,315	33,513
Trade and other receivables	4,906	4,030
Inventories	3,950	5,522
Other current assets	587	685
Total Current Assets	55,758	43,750

NON-CURRENT ASSETS
Inventories	2,098	2,864
Property, plant and equipment	4,140	4,484
Other financial assets	-	-
Total Non-Current Assets	6,238	7,348

TOTAL ASSETS	61,996	51,098

CURRENT LIABILITIES
Trade and other payables	6,379	5,646
Interest bearing loans and borrowings	-	15
Provisions	582	520
Total Current Liabilities	6,961	6,181

NON-CURRENT LIABILITIES
Provisions	350	339
Total Non-Current Liabilities	350	339

TOTAL LIABILITIES	7,311	6,520

NET ASSETS	54,685	44,578

EQUITY

Contributed equity	190,503	176,989
Reserves	(3,842)	(2,847)
Accumulated losses	(137,187)	(131,700)
Parent interest	49,474	42,442

Minority interest	5,211	2,136

TOTAL EQUITY	54,685	44,578

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Statement of Changes in Equity
For the half-year ended 31 December 2006

	Contributed Equity	Accumulated losses	Other reserves	Total	Outside equity interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2005	176,235	(116,069)	(3,413)	56,753	3,739	60,492
Options exercised (1)	672			672	-	672
Loss for the period		(6,547)		(6,547)	(719)	(7,266)
Exchange differences on translation of foreign operations			987	987	156	1,143
Share-based payments		233		233		233
At 31 December 2005	176,907	(122,383)	(2,426)	52,098	3,176	55,274

At 1 July 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578
Issue of share capital by subsidiary	22,442			22,442		22,442
less outside equity interest	(4,917)			(4,917)	4,917	-
Options exercised (2)	513			513		513
Loss for the period		(10,557)		(10,557)	(3,058)	(13,615)
Share of opening equity transferred to OEI due to issuance of further shares by subsidiary	(4,524)	3,132	303	(1,089)	1,089	-
Exchange differences on translation of foreign operations			(1,298)	(1,298)	(351)	(1,649)
Share-based payments		1,938		1,938	478	2,416
At 31 December 2006	190,503	(137,187)	(3,842)	49,474	5,211	54,685

(1) - during the period 201,982 Novogen Limited shares were issued following the exercise of options.
(2) - during the period 300,207 Novogen Limited shares were issued following the exercise of options.

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Cash Flow Statement
For the half-year ended 31 December 2006

	Consolidated
	2006	2005
	$'000	$'000
Cash flows from operating activities
Receipts from customers	7,312	6,679
Payments to suppliers and employees	(18,282)	(14,658)
Interest received	961	799
Interest paid	-	(13)
Grants received/(repaid)	107	(33)
Royalty received	458	944
Licence fees received	1,122	-
Goods and services tax (paid)/refunded by tax authorities	544	(34)

Net cash flows used in operating activities	(7,778)	(6,316)

Cash flows from investing activities
Acquisition of property, plant and equipment	(234)	(178)
Proceeds from sale of plant and equipment	-	10

Net cash flows used in investing activities	(234)	(168)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	513	672
Proceeds from the issue of shares by subsidiary	22,453	-
Repayment of borrowings	(15)	(303)

Net cash flows from financing activities	22,951	369

Net increase/(decrease) in cash and cash equivalents	14,939	(6,115)
Cash and cash equivalents at beginning of period	33,513	47,260
Effect of exchange rate changes on cash holdings in foreign currencies	(2,137)	1,251

Cash and cash equivalents at end of period	46,315	42,396

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2006

Note 1. Basis of preparation of the half-year financial report

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June, 2006 and any public announcements made by Novogen Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001. The half-year financial report does not include full disclosures of the type normally included within the annual financial report.

Reporting Basis and Conventions

The accounting policies and methods of computation followed in this interim financial report are consistent with those applied in the annual report for the year ended 30 June, 2006.

This half-year financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Note 2. Revenue and expenses

	Consolidated
	2006	2005
	$'000	$'000
Revenue

Revenue from the sale of goods	6,187	6,425

Bank Interest	967	762
Royalties	1,176	1,033
Licence fees	1,122	-
Other revenue	1,036	450
	4,301	2,245

Total revenue	10,488	8,670

Other Income

Government grants - research and development	1,347	(33)

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2006

	Consolidated
	2006	2005
	$'000	$'000
Expenses
Cost of goods sold	(4,079)	(2,311)
Shipping and handling expenses	(253)	(245)
Selling and promotion expenses	(5,122)	(4,586)
Research & development expenses	(7,873)	(4,908)
Administration expenses
Administration - Net currency (losses)	(490)	(2)
Administration - other expenses *	(7,632)	(3,423)
Other expenses	-	(415)

	(25,449)	(15,890)

Borrowing costs	-	(13)

Expenses included in the numbers above, specifically disclosed:
Depreciation of non-current assets
Plant and equipment	(391)	(407)
Buildings	(145)	(145)
Leasehold improvements	(11)	(2)

Amortisation of non-current assets
Plant and equipment under lease	-	(135)

Total depreciation and amortisation expenses	(547)	(689)

Expense of share-based payments	2,381	233

* includes $1,365,000 employee termination payment.
Note 3. Contingent assets and liabilities

On 11 July, 2006 MEI entered into a registration rights agreement which provides for liquidated damages of up to 10% of the aggregate purchase price of the shares issued as part of the PIPE transaction if MEI does not maintain an effective registration of those shares.

On 11 August, 2006 Camellia Properties Pty Limited initiated proceedings against the Company, claiming damages of $5,161,487 in connection with terminated negotiations of a commercial property lease.  The Directors are of the view that the basis of the claim is without foundation and the Directors are obtaining legal advice with the intention of vigorously defending the claim.

Since the last annual reporting date, there has been no other material changes in any contingent assets or contingent liabilities

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2006

Note 4. Segment information

Segment Accounting Policies
The Group generally accounts for inter-company sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Primary Segment

Geographical Segments	Australia/NZ		North America		Europe		Elimination		Consolidated (continuing operations)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to customers outside the consolidated entity	2,057	2,421	2,541	2,588	1,589	1,416	-	-	6,187	6,425
Other revenues from customers outside the consolidated entity	3,311	1,632	23	-	-	-	-	(149)	3,334	1,483
Intersegment Revenues	1,895	989	-	-	-	-	(1,895)	(989)	-	-

Total segment revenue	7,263	5,042	2,564	2,588	1,589	1,416	(1,895)	(1,138)	9,521	7,908

Unallocated revenue									967	762

Total Consolidated Revenue									10,488	8,670

Results
Segment result	(8,567)	(8,162)	(2,266)	(4,117)	(256)	(277)	(2,525)	5,302	(13,614)	(7,253)

Unallocated expenses									-	(13)

Consolidated entity loss before income tax									(13,614)	(7,266)

Income tax expense									(1)	-

Net loss									(13,615)	(7,266)

Note 5. Net tangible assets per share

	Consolidated
	2006	2005

Net tangible asset backing per share	$0.56	$0.57

Novogen Limited
Notes to the Half-Year Financial Statements
31 December 2006

Note 6. Events after balance sheet date

Novogen Limited announced on 27 February, 2007, that its US subsidiary company Glycotex, Inc., had received the first tranche of  a private share placement of 88,136 shares of  its common stock. Proceeds from this the raising amounted to US$1.575 million.  Following the placement Novogen retains 81.3% interest in Glycotex, Inc.

Novogen Limited
Directors’ Declaration
31 December 2006

Financial report for the half-year ended 31 December 2006

The Directors declare that the financial statements and notes as set out on pages 7 to 14:

(a) comply with Accounting Standards, the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Company Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ C Naughton

C Naughton
Managing Director
Sydney, 27 February, 2007

Novogen Limited
Independent Review Report
31 December 2006

Chartered Accountants & Advisers	Level 19, 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001 Tel. +61 2 9286 5555 Fax +61 2 9286 5599 Email: bdosyd@bdosyd.com.au www.bdo.com.au

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF NOVOGEN LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Novogen Limited, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the disclosing entity’s financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Novogen Limited
Independent Review Report
31 December 2006

Chartered Accountants & Advisers	Level 19, 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001 Tel. +61 2 9286 5555 Fax +61 2 9286 5599 Email: bdosyd@bdosyd.com.au www.bdo.com.au

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Novogen Limited on 27 February 2007, would be in the same terms if provided to the directors as at the date of this auditor’s review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/  BDO

BDO
Chartered Accountants

/s/ Wayne Basford

Wayne Basford
Partner

Dated Sydney, this 27th day of February 2007